Schering AG receives EU approval for novel contrast agent Vasovist(R)

Berlin, October 5, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that Vasovist(R) (gadofosveset trisodium), its novel contrast agent for magnetic resonance angiography (MRA), has been approved by the European Commission in all 25 member states of the EU. Vasovist(R) is an innovative blood pool contrast agent indicated for visualization of abdominal or limb vessels in patients with known or suspected vascular disease such as stenosis and aneurysms. Its approval establishes a new class of MR contrast media.

"Vasovist(R) means a real breakthrough in the field of vascular imaging and we are very proud to be the first to bring a blood pool contrast agent for magnetic resonance imaging to the market," said Michael Rook, Head of Diagnostic Imaging at Schering AG. "Due to the prolonged blood residence time of the new contrast agent, Vasovist(R)-enhanced MRA offers the clinician a very robust and flexible method to perform a comprehensive and detailed diagnostic work-up in patients with known or suspected vascular disease. Vasovist(R) will thus bring a substantial benefit to a large number of patients who might otherwise have to undergo catheter-based X-ray angiography (XRA) for a thorough diagnosis. With its unique characteristics, Vasovist(R) may lead to increased utility of contrast-enhanced MRA and thus to a wider adoption of this minimally invasive method."

Millions of people worldwide suffer from various forms of vascular disease. In Europe alone, approximately 4 million X-ray angiograms are performed every year for the diagnosis and management of vascular disease. MRA with Vasovist(R) represents an alternative to XRA as a minimally invasive and safe way of visualizing the vascular system with a single injection. Vasovist(R) improves structure delineation of normal vascular anatomy and vascular pathology.

Additional information
About Vasovist(R)

Vasovist(R) (formerly known as MS-325) is a gadolinium-based magnetic resonance imaging (MRI) blood pool contrast agent optimized for prolonged vascular enhancement. After intravenous injection, Vasovist(R) binds reversibly to human serum albumin in plasma, thus providing higher relaxivity (contrast enhancement) and an extended imaging time window over currently available contrast agents. Vasovist(R) is designed to provide more flexibility and versatility including high resolution scans in the clinical practice of MRA.

In the four multi center Phase III clinical trials Vasovist(R) showed a statistically significant improvement in diagnostic efficacy compared to unenhanced MRA. The benefit was demonstrated regarding technical and diagnostic efficacy and therapeutic decision making in the abdominal and peripheral vascular system. The overall accuracy of Vasovist(R)-enhanced MRA was similar to that of X-ray angiography as determined by blinded readings.

Vasovist(R), which in the U.S. is trade marked Vasovist(TM), has been co-developed together with EPIX Pharmaceuticals, Inc. of Cambridge, MA, USA (Nasdaq: EPIX). Schering has the worldwide marketing rights for the product. In the U.S., EPIX received an approvable letter from the U.S. Food and Drug Administration (FDA) for Vasovist(TM) in January 2005. In May 2005, EPIX submitted a response to the FDA, which the FDA has accepted as a complete response.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Dr. Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Media Relations: Heather Levis, T:+1-973-305 5313, heather_levis@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng